100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7
Tel: +1 (416) 915-4189

444 Cedar Street, Suite 2060, St. Paul, MN 55101, Tel: +1 (651) 389-4100

6500 County Road 666, Hoyt Lakes, MN 55750-0475, Tel: +1 (218) 471-2150

www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2012-17

POLYMET COMPLETES KEY PROJECT MILESTONES

St. Paul, Minnesota, November 19, 2012 - PolyMet Mining Corp. (TSX: POM; NYSE MKT: PLM) (“PolyMet” or the “Company”) is pleased to announce completion of key milestones in the environmental review of its 100%-owned copper-nickel-precious metals project (the "NorthMet Project") located in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

The Minnesota Department of Natural Resources (MDNR), US Forest Service (USFS), and US Army Corps of Engineers (USACE) are the "Lead Agencies" responsible for producing a supplemental draft Environmental Impact Statement ("EIS") that describes the project and its potential impacts, and provides the basis for issuance of permits.

Completion of Key Reviews

PolyMet has completed engineering control designs as well as the design of and inputs to groundwater, surface water and air dispersion models to assess potential environmental impacts from the NorthMet Project. Following extensive quality assurance/quality control review by Foth Infrastructure & Environment and Barr Engineering, PolyMet has delivered these results to the state regulatory agencies and their EIS Contractor for review.

Review of these results is expected to be completed in early 2013. The results will be incorporated into the supplemental draft EIS which will then be reviewed by the federal Lead Agencies, the US Environmental Protection Agency ("EPA") and other governmental and cooperating agencies prior to publication for public review.

Other Progress

PolyMet's water treatment pilot plant has now processed in excess of 1.4 million gallons of water and continues to perform extremely well. The modular Reverse Osmosis water treatment plant will enable PolyMet to meet water quality standards, including (but not limited to) Minnesota's wild rice standard for sulfate. Technical teams from key regulatory agencies have visited the pilot plant. PolyMet's water treatment plans have been well received by community organizations.

"I am very pleased by the considerable progress made by the permitting team in recent months," stated Jon Cherry, president and CEO of PolyMet. "Completion of engineering control design, numeric model design and model inputs enables PolyMet to demonstrate that the NorthMet Project meets state and federal air and water standards, which provides the foundation for completion of the environmental review leading to issuance of permits."

Mr. Cherry concluded, " The final steps to completing the supplemental draft EIS for public review are to incorporate the model results and receive comments from the EPA and other cooperating and government agencies."

* * * * *

About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of Poly Met Mining, Inc., a Minnesota corporation that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: “Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP – Public, Gov't & Environmental Affairs
Tel: +1 (651) 389-4105	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Jenny Knudson
VP – Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2012 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended July 31, 2012 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.